ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

August 11, 2010	Brett Cooper (415) 773-5918 bcooper@orrick.com

VIA EDGAR

H. Christopher Owings

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Central Garden & Pet Company

Form 10-K for Fiscal Year Ended September 26, 2009

Filed November 20, 2009, File No. 001-33268

Definitive Proxy Statement on Schedule 14A

Filed December 30, 2009, File No. 001-33268

Dear Mr. Owings:

This letter sets forth the responses of Central Garden & Pet Company (the “Company” or “Central”) to the comments set forth in the Staff’s letter dated July 14, 2010 in connection with the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission on November 20, 2009 and the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 30, 2009. For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response.

Form 10-K for the Fiscal Year Ended September 26, 2009

Note 12. Stock-Based Compensation. page 69

1.	Comment: Please tell us whether the portion of accrued bonuses you contemplate paying in stock are settled in a fixed or variable number of shares, and when you determine the grant-date fair value of the restricted shares issued in payment of the bonuses. If the bonuses are settled in a fixed number of shares, please tell us why compensation costs related to the share-based payments are not recognized in equity until the stock is issued. In addition, please tell us why the amount of shareholders’ equity related to restricted stock awards in fiscal 2009 was significantly below the amount of bonuses recognized as stock-based compensation expense in fiscal 2008. If the difference is related to employee withholding taxes, please confirm to us that the market value of your common stock increased substantially from the measurement date and the payment date.

H. Christopher Owings

August 11, 2010

Response: The portion of accrued bonuses contemplated for payment in stock are settled with a variable number of shares. The number of shares issued for payment of the bonuses is determined based on the fair market value of the Company’s stock when the bonus is settled. As a result, the bonus obligation represents a liability, because it constitutes an obligation to issue a variable number of shares based on a fixed monetary amount. The shares issued as payment for bonuses are fully vested and non-forfeitable.

During fiscal 2008, the Company recognized $7.5 million of stock settled annual bonus expense as noncash compensation. Of such bonuses, $2.5 million were paid/settled during fiscal 2008 and $5 million were paid/settled during fiscal 2009.

The $2.5 million settled during fiscal 2008 related to bonus amounts accrued during fiscal 2007. At that time, the Company had not contemplated the payment of bonuses in the form of stock, and the associated expense amount had not been reflected as noncash compensation but as cash compensation. When $2.5 million of fiscal 2007 bonuses was settled in stock, the Company recorded the $2.5 million as noncash compensation with an offsetting decrease to cash compensation. There was no impact on the Statement of Operations, because the amount had been accrued in fiscal 2007. $1.4 million ($2.5 million gross less $1.1 million related to employee withholding taxes) is reflected in the Issuance of Common Stock line item in the Statement of Shareholders’ Equity.

The $5 million settled during fiscal 2009 was to be settled during fiscal 2009 and reflected in the fiscal 2009 Statement of Shareholders’ Equity activity. The difference in the $5 million recognized as stock-based compensation in fiscal 2008 (for settlement in fiscal 2009) and the amount in the Statement of Shareholders’ Equity in fiscal 2009 is related to employee withholding taxes on the restricted stock awards and a change in estimate regarding how much of the Company’s bonuses would be paid out in cash versus how much would be paid out in the form of stock. Instead of settling $5 million of total bonus in the form of stock, the Company settled $6.2 million of such bonuses in stock. $3.6 million ($6.2 million gross less $2.6 million related to employee withholding taxes) is reflected in the Restricted Share Activity line item in the Statement of Shareholders’ Equity. In fiscal 2009, the Company added this line item to separately disclose the restricted share activity, because the issuance of common stock had increased substantially, primarily due to the larger bonus settlement in fiscal 2009 and the use of shares for 401(k) matching purposes.

H. Christopher Owings

August 11, 2010

Definitive Proxy Statement on Schedule 14A Filed December 30, 2009

Executive Compensation, page 9

Allocation and Amount, page 10

2.	Comment: We note your response to comment eight from our letter dated May 17, 2010. Please provide us the disclosure you intend to provide in future filings.

Response: The Company intends to revise the disclosure appearing in the first paragraph on page 11 to read as follows (underlined text represents additions and strikethrough text represents deletions to existing disclosure):

“The use and relative weights of base salary, annual bonus and long-term equity compensation are based on a subjective determination by the Compensation Committee of the effectiveness of each in supporting the Company’s strategic objectives and operating and talent strategies.~~,~~ Although the Compensation Committee reviews survey information for compensation paid at peer companies, the Compensation Committee does not attempt to benchmark salaries, bonuses or equity awards against amounts paid at peer companies; rather the Compensation Committee generally seeks to have total compensation fall within the mid-range of the peer companies.~~as well as the prevalence, weight and value of these elements for executives at other companies.~~ Generally, the Compensation Committee views the various elements of compensation as part of one overall package but believes that a majority of the total compensation package should be weighted toward the performance of the Company to align the interests of management~~’s interest with~~and our stockholders. As a result, base salary, benefits and perquisites generally represent less than half of each executive’s potential compensation if the Company performs at expected levels, reflecting the importance of performance-based compensation. For the Chief Executive Officer, the Committee targets substantially more than half of his total compensation to be at-risk. The Company uses cash compensation primarily for short-term incentives and rewards, base salaries, new hire signing bonuses and severance arrangements.”

H. Christopher Owings

August 11, 2010

The Company also intends to revise the disclosure in the second paragraph on page 12 to read as follows (underlined text represents additions and strikethrough text represents deletions to existing disclosure):

“When determining the amount of cash bonuses, the Committee generally considers the Company’s revenue, EBIT, earnings per share and working capital levels but may consider other or different factors in any given year. The Compensation Committee also considers individual performance, including an executive’s overall leadership and his contribution to the achievement of financial and strategic goals, such as customer relationships, talent development, teamwork among business units, identification and pursuit of strategic initiatives, cost control efforts and innovation and new product development, among others. Although the Company’s financial performance in the prior fiscal year highly influences the amount of bonus, we do not use a pre-determined formula to calculate any officer’s bonus compensation or assign weights to ~~individual~~ particular financial metrics or individual performance factors and have full discretion to determine annual bonuses up to and beyond the amount of such officer’s bonus potential for the year. Because of the subjective element involved, the financial metrics considered and the bonuses paid in one year may not be representative of what may have been paid in prior years or may be paid in future years. The target bonus percentages are generally set at a level to provide that the executive’s total compensation opportunity is attractive enough to motivate superior performance, retain key individuals and ensure executives are focused on key objectives and also competitive with amounts paid for similar performance in comparable executive positions by our peer companies.”

The Company also intends to add the following sentences to the first paragraph on page 14 before the current last sentence:

“The Compensation Committee has the sole and absolute discretion to determine whether and the extent to which performance goals have been achieved. The Compensation Committee exercised this discretion when determining the extent to which the performance targets under the performance options were met in fiscal 2008 and fiscal 2009. The adjustments typically related to large, one-time events that were unanticipated when the targets were established and not reflective of on-going business operations, such as the impairment of goodwill, elimination of gain on the sale of property or favorable legal settlements or add-backs relating to inventory adjustments or the sale of businesses. The adjustments applied to all outstanding performance options, including those held by the named executive officers.”

H. Christopher Owings

August 11, 2010

3.	Comment: We note the last paragraph of your response to comment ten from our letter dated May 17, 2010. Please confirm that you will provide this disclosure in future filings to clarify what you mean by “a significant majority” and, in doing so, please clarify how you use the term “value” when you refer to the equity awards to be granted to Mr. Brown.

Response: The Company confirms that it will add the following language, or an appropriate variation thereof, when disclosing that the Committee targets substantially more than half of the CEO’s compensation to be at-risk:

“For the Chief Executive Officer, the Committee targets substantially more than half of his total compensation to be at-risk. For fiscal 2009, the Compensation Committee targeted a total compensation of $2.0-2.5 million to place Mr. Brown’s total compensation within the mid-range paid by the peer companies. Except for his base salary of $650,000 and a restricted stock award valued at $180,000, the remainder of his targeted compensation was at-risk, including the potential bonus of $487,500 and the grant date fair value of the equity awards granted to Mr. Brown in fiscal 2009.”

4.	Comment: We note your responses to comment eight and eleven from our letter dated May 17, 2010. We further note your response that among the most significant factors considered by your compensation committee were EBIT as well as net working capital reductions and debt reductions. Please enhance your disclosure to discuss:

•	what adjustments were made to EBIT, if any;

•	what net working capital reductions were considered; and

•	what debt reductions were considered.

If applicable, please disclose the nature and extent of subjective discretion exercised by your compensation committee when individual performance was considered. Please also provide us the disclosure you intend to provide in future filings. Please see Item 401(b)(1)(v) and Item 401(b)(2)(iv) of Regulation S-K.

Response: When determining bonuses for fiscal 2008, the additional significant financial factors considered by the Committee included adjusted EBIT, net working capital and debt reduction. The Committee also considered individual performance to a lesser extent. Since the Committee did not preset any financial or individual metrics (objective or otherwise), it exercised complete discretion when assessing the financial results and individual performance for fiscal 2008.

H. Christopher Owings

August 11, 2010

When determining adjusted EBIT for bonus purposes, the Committee adjusted earnings to exclude an approximately $430 million non-cash impairment charge and other positive and negative adjustments to EBIT netting approximately $4.1 million, including inventory write-downs, the gain on the sale of a facility, a favorable litigation settlement and severance costs. The Committee also considered net working capital reductions, based on total current assets (excluding cash and marketable securities) plus net fixed assets less total current liabilities (excluding notes payable and current portion of long-term debt), and the total debt reduction year over year. These same adjustments were made when determining whether the performance goals had been met for the performance stock options discussed on page 14 of the proxy statement.

The disclosure in future filings will depend on the particular factors considered and the adjustments made by the Committee at that time. Based on the factors considered and adjustments made in 2009 when determining the fiscal 2008 bonus amounts, the Company would intend to revise the next to last paragraph of the Fiscal 2008 Bonuses disclosure at the bottom of page 12 of the proxy statement to read (underlined text represents additions and strikethrough text represents deletions to existing disclosure):

“The Compensation Committee did not assign a target percentage for Mr. Brown in fiscal 2008, because the Compensation Committee believed that his compensation should be principally linked to the equity performance of the Company to align his interest with the long-term interest of the Company's stockholders. In determining whether to award bonuses to the named executive officers for fiscal 2008, the Committee considered specific elements of the Company's financial performance in fiscal 2008, including revenue, adjusted EBIT, ~~and~~ earnings per share, net working capital and debt reduction. The Committee also considered individual performance to a lesser extent. Since the Committee did not preset any financial or individual metrics (objective or otherwise), it exercised complete discretion when assessing the financial results and individual performance for fiscal 2008. When determining adjusted EBIT for bonus purposes, the Committee adjusted earnings to exclude an approximately $430 million non-cash impairment charge and other positive and negative adjustments to EBIT netting approximately $4.1 million, including inventory write-downs, the gain on the sale of a facility, a favorable litigation settlement and severance costs. The Committee also considered net working capital reductions, based on total current assets (excluding cash and marketable securities) plus net fixed assets less total current liabilities (excluding notes payable and current portion of long-term debt), and the total debt reduction year over year. The Committee considered each of these measures against the comparable prior year performance and the Company’s internal budget for fiscal 2008, as opposed to particular pre-determined targets or similar metrics within the Company’s industries.”

H. Christopher Owings

August 11, 2010

5.	Comment: We note your response to prior comment 14 from our letter dated May 17, 2010. Please elaborate upon your response to explain in greater detail what about your future “internal financial projections, particularly at the segment level” will cause competitive harm. In doing so, please identify the internal financial projections and explain how they “could be used by the Company’s competitors to gain insight into the Company’s areas of key strategic focus over the next five years.” As to any of your historical performance targets, based upon the arguments you have provided, we do not agree that such targets will cause competitive harm and believe that you should disclose such information. Please revise or advise.

Response: In response to the staff’s comment, the Company will disclose the historical target amounts for performance-based vesting for stock options granted to executive officers with respect to completed fiscal years. The Company continues to strongly believe, however, that disclosure of target amounts for future periods would cause significant competitive harm to the Company for the reasons set forth below. In addition, as also discussed below, the Company does not believe that disclosure of target amounts for future periods is material and necessary to an understanding of the Company’s compensation policies and decisions regarding its executive officers within the meaning of Item 402(b).

The stock option awards granted to the named executive officers include an Adjusted EBIT and Net Controllable Assets target for the Company and each of the Garden segment and Pet segment. Each of these targets is set for five years into the future and reflects a general forecast of the expected growth in the Company as a whole and in the two individual segments in particular. As disclosed in our prior response to comment 14, the Company does not provide future earnings guidance at either the company or segment level and requiring disclosure of targets for future years would in effect require the company to provide guidance that is not otherwise required under the federal securities laws.

Each of the Company’s two segments competes directly with one or two major competitors and has two or three key customers with significant purchasing power. Because of the intense nature of the competition, each competitor goes to enormous lengths to try to divine the intentions of other competitors and to adjust its operating strategy accordingly. Similarly, the Company’s key customers seek to negotiate the lowest possible purchase price. Disclosing future Adjusted EBIT and Net Controllable Assets would telegraph to

H. Christopher Owings

August 11, 2010

competitors and key customers the level of investment in new product initiatives, inventory expectations and anticipated margins, which are among the most proprietary of information. Competitors could use this information to compete more effectively against the Company, and key customers could use this information to negotiate lower prices, resulting in lower margins and profit. As a result, the disclosure of this information could result in competitive harm to the Company, which could have an adverse effect on the shareholders’ interest, but would not provide any meaningful benefit to the Company’s shareholders.

Item 402(b) of Regulation S-K and Instruction 1 thereto state that the purpose of the CD&A is to provide to investors information that is (i) “material” or comprises “material elements of the registrant’s compensation of the named executive officers,” and (ii) “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Accordingly, quantitative disclosure regarding performance goals need only be included in the CD&A if such information is material and necessary to an understanding of our compensation policies and decisions for our named executive officers.

The Company believes there is a distinction with respect to materiality between performance criteria or targets relating to future periods and those relating to historical periods. In this regard, the Company believes that investors have been provided with all relevant material information with respect to our performance-based option awards “necessary to [gain] an understanding of the registrant’s compensation policies and decisions regarding the named executive officers” for the last fiscal year. The Company has clearly disclosed that the performance targets are based on the Company’s Adjusted EBIT and Net Controllable Assets at each of the Company level and the Pet and Garden business level and the individual percentage each performance target constitutes of the executive officers’ options’ overall vesting. The Company believes that this disclosure of the components of the performance targets constitutes the most significant information regarding the material elements of the performance options, and, together with historical performance targets and the other information in the CD&A, provides investors with an understanding of the Company’s compensation policies and decisions regarding its executive officers. Since the future targets relate solely to the potential for options to vest in the future should the performance targets be satisfied, the Company believes the future targets are not relevant or material to an understanding of the compensation paid to named executive officers for the last fiscal year. Therefore, the Company does not believe such disclosure is required under Item 402(b). As discussed above, the Company will disclose these targets for any completed fiscal year.

H. Christopher Owings

August 11, 2010

If you have any questions about this filing, please contact me at the number indicated above.

Very truly yours,

/s/ Brett Cooper
Brett Cooper

cc:	William E. Brown

Stuart W. Booth

Howard Machek

John F. Seegal

H. Christopher Owings

August 11, 2010

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged:

/s/ William E. Brown
William E. Brown
Chairman and Chief Executive Officer